August 15, 2005



Mail Stop 4561


VIA U.S. MAIL AND FAX 1-603-332-7429

Ms. Suzanne Verrill
Chief Financial Officer
Brandpartners Group, Inc.
10 Main Street
Rochester, NH 03839


RE:	Brandpartners Group, Inc.
Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005
File no. 00-16530

Dear Ms. Verrill:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the fiscal year ended December 31, 2004

Notes to Consolidated Financial Statements, General

1. We note on page 11 that the Company is organized into three separate business units. Tell us how you considered SFAS 131 in determining your reportable segments information.

Note B Summary of Significant Accounting Policies, Revenue
Recognition, page 45

2. Please explain to us the major terms for each type of contract where you recognize revenue using a percentage-of-completion method including, but not limited to, the duration, the billing and payment requirements and the rights of cancellation and refund that you considered in your determination of how to recognize revenue. Disclose the type of contracts based on the methods of pricing (e.g., fixed-price or lump-sum, cost-type, time-and-material, unit-price).

3. We understand that you are using input measures to determine percentage of completion. Please advise us whether you use this measure of performance for fixed price service contracts. If so, generally for fixed price service contracts that are not within the scope of SOP 81-1, we believe that an output methodology is more appropriate than an input methodology as the latter could result in an inappropriate acceleration of revenue. If applicable, clarify to us the basis for your use of inputs rather than outputs to measure performance under fixed price contracts. Your response should address but need not be limited to the following:

* whether or not you incur significant start up costs under these contracts and how that effects revenue recognition;
* your realization rates under these contracts and your charge off experience under these contracts;
* whether or not upon contract termination, the termination fee owed to you would be the amount due to you if this had been a time and materials contract.

4. We note on page six that you offer services independently or as a holistic package. Please tell us how you have considered the provisions of EITF 00-21 for each of the deliverables included in the holistic package.

Note H - Long Tem Debt, page 58

5. With respect to the forgiveness of debt disclosed in note H(1), please explain to us how you considered footnote 1 in APB Opinion
26
in determining that gain recognition was appropriate. Often the forgiveness of principal or accrued interest on loans among related parties is, in substance, capital transactions.


*    *    *    *
As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-
3433
or the undersigned at (202) 551-3414 if you have questions.


						Sincerely,



      Jorge Bonilla
      Senior Staff Accountant



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Ms. Verrill
Brandpartners Group, Inc.
August 15, 2005
Page 1